UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023
Commission File Number: 001-41641

SATIXFY COMMUNICATIONS LTD.
 (Translation of registrant’s name into English)

12 Hamada Street, Rechovot 670315
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

On August 30, 2023, SatixFy Communications Ltd. (the “Company”) entered into that certain Share Purchase Agreement (the “Purchase Agreement”) with MDA Space and Robotics Limited (the “Purchaser”), an affiliate of MDA Ltd. (“MDA”), which provides, among other things, for: (a) the sale of all of the outstanding ordinary shares in the capital of SatixFy Space Systems, a wholly-owned subsidiary of the Company (the “Share Sale”), to the Purchaser; (b) the entry of the Company and/or certain of its affiliates, in each case, as of the closing (the “Closing”) of the Share Sale, into the Non-Compete Agreement, the Transition Services Agreement (each as defined below) and the other agreements with MDA and/or certain of its affiliates as contemplated by the Purchase Agreement and described below; and (c) the delivery by the Company to MDA, as a condition to the closing of the Share Sale and the other transactions contemplated by the Purchase Agreement, of the Security Agreements, the Investor Rights Agreement, the License Agreement, the Escrow Service Agreement, the Digital Payload License Agreement and the Master Purchase Agreement (each as defined below), among others, in each case, duly executed by the Company and its applicable affiliates. All the foregoing agreements and transactions, collectively, are referred to herein as the “MDA Transactions”.

The total consideration delivered or to be delivered to the Company from MDA and certain of its affiliates in connection with the MDA Transactions is approximately $60 million, consisting of (i) $3 million for the Share Sale (subject to a customary working capital adjustment and holdback amount for satisfying indemnification claims) and repayment of intercompany debt in the amount of $17 million, both payable at Closing, (ii) $20 million in promissory notes for repayment of intercompany debt  payable over the seven-month period immediately following the Closing and (iii) $20 million as an advance payment under the Master Purchase Agreement (as defined below), of which (A) $10 million has already been advanced under an existing pre-purchase agreement with an MDA affiliate that to be applied to future orders of the Company’s space grade chips and (B) $5 million is to be advanced on or about the date of execution of the Purchase Agreement, with the remainder to be advanced upon the delivery of evaluation boards, expected in the fourth quarter of 2023.

The Closing is subject to customary closing conditions, including regulatory, lender (including under our Credit Agreement) and other third party and our shareholders’ approvals and retention by SatixFy Space Systems of employees, including certain key employees.

The Purchase Agreement includes customary covenants of the Company with respect to cooperation and business operations prior to the consummation of the Share Sale and efforts to satisfy conditions to the Closing. The Purchase Agreement also contains additional covenants, including, among others, covenants relating to the implementation of an internal re-organization relating to certain assets of SatixFy Space Systems. In addition, the Company agreed that until December 31, 2024 it will not solicit proposals or furnish non-public information or documents to, or enter into any agreement with, any person other than MDA or its affiliates regarding the sale of the Company or any of its affiliates (or all or substantially all of their respective assets) which engages or materially supports the manufacturing or sale of the products to be delivered under the Master Purchase Agreement.

In connection with the execution of the Purchase Agreement, SatixFy and MDA agreed to enter into a non-competition agreement (the “Non-Compete Agreement”) at the Closing, which will provide, among other things, that for a period of five (5) years following the Closing (three (3) years in the event of a change of control of the Company or SatixFy UK Limited), SatixFy shall not compete with MDA in the business of designing and producing digital payloads, subject to certain exclusions. Additionally, affiliates of SatixFy and an affiliate of MDA agreed to enter into a Transition Services Agreement at the Closing for the provision by SatixFy to MDA, and vice versa, of certain services on a transitional basis (the “Transition Services Agreement”).  Substantially all of the services (with limited exceptions) under the Transition Services Agreement are expected to be performed by the parties at no cost.

In connection with the Purchase Agreement, SatixFy UK Limited, a wholly-owned subsidiary of SatixFy, and wholly-owned subsidiary of MDA agreed to enter into a Master Purchase Agreement (the “Master Purchase Agreement”) at the Closing providing for the terms of orders of SatixFy’s space grade chips, including certain prepayment, exclusivity and preferred pricing terms in respect of such chips for MDA. Under the Master Purchase Agreement, under certain conditions SatixFy UK Limited shall be required to refund to MDA amounts pre-paid by MDA in respect of future purchases of products, together with a pre-determined fee. Additionally, SatixFy and MDA agreed to enter into a Three-Party Escrow Service Agreement (the “Escrow Service Agreement”) and License Agreement (the “License Agreement”) at the Closing pursuant to which certain SatixFy intellectual property in  respect of SatixFy certain space grade chips would be placed into escrow for the benefit of MDA and released to MDA for its use of the licensed intellectual property (including without limitation principally the right to complete the development of certain space grade chips and incorporate it in its payload products, or otherwise, and own improvements that it creates) under the License Agreement upon occurrence of certain contingencies under the Escrow Service Agreement (including certain insolvency events and certain breaches of the Master Purchase Agreement by SatixFy UK Limited).

In connection with the Purchase Agreement, SatixFy and MDA agreed to enter into an Investor Rights Agreement (the “Investor Rights Agreement”) at the Closing which will provide MDA, among other things, board of director observer rights, information rights with respect to the development of SatixFy’s space grade chips; notice rights regarding transactions that would result in a change of control or a sale of a material portion of the respective assets of the Company or certain of its affiliates; and a right to be afforded with an opportunity to participate in certain of such sale processes.

In addition, at the Closing, SatixFy and MDA and/or certain affiliates thereof will enter into the Digital Payload License Agreement (the “Digital Payload License Agreement”) pursuant to which SatixFy will grant MDA a non-exclusive license to certain intellectual property of SatixFy related to digital payloads.

To secure certain of SatixFy’s obligations pursuant to certain of the MDA Transactions, SatixFy agreed to grant a security interest in favor of MDA in certain of SatixFy’s assets under security agreements (the “Security Agreements”) to be entered into at Closing, consistent with and subordinate to the security granted to the lenders under that certain Credit Agreement, dated February 1, 2022, among the Company, the lenders party thereto and Wilmington Savings Fund Society, FSB, as administrative agent, as amended from time to time (the “Credit Agreement”).

In contemplation of the MDA Transactions, SatixFy’s board of directors approved, following the approval of the Compensation Committee and subject to shareholder approval, the payment of a special bonus to the Executive Chairman of the Board in the amount of up to US $1 million for his efforts in respect of the MDA Transactions. The special bonus will be payable in installments, each payable following and subject to the Company’s receipt of the respective portion of the cash proceeds from MDA with respect to the MDA Transactions.

The summaries herein of the Share Purchase Agreement are qualified in their entirety by reference to the Share Purchase Agreement (which is filed as an exhibit to this Report on Form 6-K.

On August 31, 2023, SatixFy Communications Ltd. (the “Company”) issued a press release announcing the transaction, a copy of which press release is attached hereto as Exhibit 99.1.

Attached hereto and incorporated by reference herein are the following exhibits:

EXHIBIT INDEX

Exhibit	Description of Exhibit

4.1*	Share Purchase Agreement, dated August 30, 2023, between SatixFy Communications Ltd. and MDA Space and Robotics Limited
99.1	Press release dated August 31, 2023
______________________

*  Certain identified confidential information in this Exhibit has been omitted because such identified confidential information is (i) the type the Company treats as private or confidential and (ii) is not material.

This 6-K (but not including Exhibit 99.1 hereto) is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2022 (Registration No. 333-268005), its Registration Statements on Form F-1/A filed with the Securities and Exchange Commission on May 11, 2023 (File No. 333-268835) and January 19, 2023 (File No. 333-268510) and its Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on September 21, 2022 (File No. 333-267015).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SatixFy Communications Ltd. By: /s/ Oren Harari Oren Harari Interim Chief Financial Officer

August 31, 2023